Joint Filing Agreement
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $0.0001 per share, of Shermen WSC Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of May, 2009.
Trustcorp (Jersey) Limited, as trustee
of ED&F Man 2009 Employee Trust

By:	/s/ Lorraine F. Wheeler
Name:	Lorraine F. Wheeler
Title:	Director

By:	/s/ Denize M. Mitchinson
Name:	Denize M. Mitchinson
Title:	Manager

ED&F Man Holdings Limited

By:	/s/ Philip Adrian Howell
Name:	Philip Adrian Howell
Title:	Director